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                                                                    EXHIBIT 99.2

                                                           [English Translation]

                                                                    July 8, 2003

                              HANARO TELECOM, INC.

               RESOLUTION OF THE BOARD OF DIRECTORS ON CALLING OF
                      EXTRAORDINARY SHAREHOLDERS' MEETING

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
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1. Date of the Resolution of Board of Directors ("BOD")                        July 8, 2003
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   - Presence of Outside Director(s)                            Present (No.)        5        Absent (No.)        2
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   - Presence of Auditor(s)                                                         Yes
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2. Reason for Calling of Shareholders' Meeting                       Extraordinary Shareholders' Meeting
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3. Scheduled Date of Shareholders' Meeting              Date                   August 5, 2003
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                                                        Time                      10:00 AM
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4. Scheduled Place of Shareholders' Meeting                     10/F Hanaro Telecom Building, 726 Janghang 2-dong, Ilsan-ku,
                                                                Koyang-shi, Kyunggi-do

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5. Agenda and Major Issues                                      Item 1. Approval of per share price of rights issue below par value
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                                                                Item 2. Approval of new rights issue
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                                                                Item 3. Approval of amendment of the Articles of Incorporation
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                                                                Item 4. Appointment of standing director(s)
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                                                                Item 5. Appointment of Non-standing director(s)
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6.Details of Resolution                                                      Approved as proposed
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6. Others                                                       - The date of BOD resolution is the date on which the BOD meeting dated June 24, 2003 was resumed.
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